SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For June 3, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



Form 20-F     X                Form 40-F
              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                            No           X
              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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Company Announcement
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                                [LOGO OMITTED]
                                CNOOC Limited
                     [Company Name in Chinese Characters]
              (Incorporated in Hong Kong with limited liability)
                               (Stock Code: 883)


                                 ANNOUNCEMENT

                             Changes of Directors

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The Company hereby announces that Mr. Jiang Longsheng ceased to be an executive director of the Company due to retirement with effect from 1 June 2005. The Company is pleased to announce that Mr. Wu Guangqi was appointed as an executive director of the Company in place of Mr. Jiang Longsheng with effect from 1 June 2005.
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CNOOC Limited (the "Company") hereby announces that Mr. Jiang Longsheng ceased to be an executive director of the Company due to retirement with effect from 1 June 2005. Mr. Jiang Longsheng has confirmed that he has no disagreement with the Board of the Company and there is no matter relating to his resignation that needs to be brought to the attention of the Company's shareholders.

The Board thanks Mr. Jiang Longsheng for his contribution to the Company during his terms of office.

The Company is pleased to announce that Mr. Wu Guangqi (Chinese characters) ("Mr. Wu") was appointed as an executive director of the Company with effect from 1 June 2005 in place of Mr. Jiang Longsheng. Mr. Wu was also appointed as the Compliance Officer of the Company.

Mr. Wu, was born in August 1957. Mr. Wu is a geologist and graduated with a Bachelor of Science degree from the Ocean University of China, majoring in Marine Geology. He also holds a master's degree in Economics and Management from the Central Communist Party School, the PRC and a master's degree in Management from the China Petroleum University. Mr.Wu joined China National Offshore Oil Corporation ("CNOOC") in 1982 and worked as a geologist in CNOOC Bohai Corporation, a subsidiary of CNOOC, and well logging manager for a joint venture under CNOOC. He was then appointed as manager of CNOOC Bohai Drilling Company and became the Deputy General Manager of CNOOC Oil Technical Services Company in 1994. Mr.Wu was appointed as director of the Administration Department of CNOOC in 1995 and as director of CNOOC Research Centre in 1999. In 2001, Mr. Wu became the director of the Ideology Affairs Department of CNOOC. Mr. Wu was appointed President and Chief of Discipline and Inspecting Group of CNOOC in 2003, and he has been Vice President of CNOOC since 2004.

Mr. Wu will enter into a 3 year service contract with the Company and his director's remuneration is expected to be HK$465,600 per annum. Mr. Wu will be subject to provision under his service contract and the retirement by rotation provisions in the articles of association of the Company.

As at the date of this announcement, Mr. Wu has no interest in the Company's shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed in this announcement, Mr. Wu is not related with any other directors, senior management of the Company or substantial shareholders or controlling shareholders of the Company. Mr. Wu has been an independent non-executive director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange since May 2003. Besides that, Mr. Wu has no other directorships held in listed public companies in Hong Kong or the PRC in the last three years.

The Board warmly welcomes the election of Mr. Wu as executive director of the Company.

                                                        By Order of the Board
                                                             Cao Yunshi
                                                          Company Secretary

As at the date of this announcement, the Board comprises:

Executive Directors
Fu Chengyu (Chairman)
Luo Han
Zhou Shouwei
Wu Guangqi

Independent non-executive Directors:
Chiu Sung Hong
Dr. Kenneth S. Courtis
Evert Henkes

Hong Kong, 1st June, 2005

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


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CNOOC Limited


                                            By:  /s/ Cao Yunshi
                                                 -------------------------------
                                                   Name: Cao Yunshi
                                                   Title:  Company Secretary

Dated: June 3, 2005